No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Sumare, SÃO PAULO, Brazil, April 3, 2018 -- Honda Automoveis do Brasil Ltda. (HAB), the Honda automobile production and sales subsidiary in Brazil, announced plans to restructure its automobile production operations to strengthen the foundation of Honda’s automobile business in Brazil.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: April 5, 2018

Honda to Restructure Automobile Production Operations in Brazil

Sumare, SÃO PAULO, Brazil, April 3, 2018 — Honda Automoveis do Brasil Ltda. (HAB), the Honda automobile production and sales subsidiary in Brazil, today announced plans to restructure its automobile production operations to strengthen the foundation of Honda’s automobile business in Brazil.

For details, please refer to the website of Honda Motor Co., Ltd.

https://global.honda/newsroom/news/2018/c180404eng.html